Exhibit 99.1

Credicorp Ltd.
Primary Credit Analyst:
Camilo Andres Perez, Mexico City + 52 55 5081 4446; camilo.perez@spglobal.com
Secondary Contact:
Ivana L Recalde, Buenos Aires + 54 11 4891 2127; ivana.recalde@spglobal.com

Table Of Contents

Ratings Score Snapshot

Credit Highlights

Outlook

Key Metrics
Anchor: ‘bbb-’ For Financial Institutions Operating In Peru
Business Position: Largest Financial Group In Peru

Capital And Earnings: Adequate Capitalization To Support Business
Strategy
Risk Position: Diversified Business Mix
Funding And Liquidity: Stable Funding Base And Healthy Liquidity
Support: No Uplift To The Group Credit Profile

Environmental, Social, And Governance

Key Statistics

Related Criteria
Related Research

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Credicorp Ltd.
Ratings Score Snapshot

Credit Highlights

Overview
Key strengths	Key risks
High-quality and diverse asset base with dominant positions in most business segments.	Complex political landscape dents short- to medium-term economic growth in Peru, affecting business conditions.
Sufficient liquidity at the holding company to meet obligations, limiting dependence on dividends from operating subsidiaries.

Credicorp has investments in multiple large assets in the financial industry in Peru and some presence in other Latin American countries. The rating on the Bermuda-based nonoperating holding company (NOHC) incorporates the Credicorp group’s leading position in Peru’s financial industry, business diversification, steady earnings, adequate capitalization, manageable credit risks, diverse and stable funding base, and good liquidity coverage.
Our rating on Peru influences the creditworthiness of companies in the domestic financial sector, including Credicorp. Our foreign currency sovereign credit rating (BBB-/Stable/A-3) limits the group credit profile on Credicorp because we don’t think such a local entity could withstand a sovereign default scenario, given large asset exposure to the country.

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Credicorp Ltd.
Credicorp’s substantial liquid assets allow it to meet its financial obligations without depending on dividend streams, which mainly come from highly regulated entities. Therefore, we believe a hypothetical suspension of dividend flow from operating subsidiaries wouldn’t compromise the NOHC’s ability to honor its obligations. We expect Credicorp to have sufficient resources to repay its only debt issuance, which will come due June 2025. Its liquid assets, mainly cash and short-term investments in high-quality assets, cover its outstanding financial liabilities by 1.4x. This sound liquidity is also a cushion to cover hypothetical contingencies or capital needs at the operating subsidiaries.

Credicorp's dividend flow

4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
(Mil. PEN)
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
Others
Atlantic Security Holdings (Private banking)
Credicorp Capital (Asset manager)
Banco de Credito de Bolivia (Bank)
Prima (Pension fund)
Pacifico (Insurer)
Banco de Credito del Peru (Bank)*
Dividends paid by holdco Credicorp

Note: Bars denote dividends paid by operating subsidiaries to holdco Credicorp. *Banco de Credito del Peru includes MiBanco; Atlantic Security Holdings includes the treasury shares it holds from Credicorp. PEN--Peruvian nuevo sol. Source: S&P Global Ratings.

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Credicorp Ltd.
Outlook

The stable rating outlook on Credicorp for the next two years reflects that on Peru, which will continue influencing the group’s credit fundamentals. Credicorp receives a substantial portion of dividends from its Peruvian operations across various financial segments. In addition, the holding company has substantial liquid assets that would ensure debt service coverage even in a scenario of low or no dividends.

The stable outlook also indicates the resilience of the group’s largest subsidiary, Banco de Credito del Peru, which we don’t expect to downgrade unless its stand-alone credit profile falls below ‘bbb-’, which is unlikely.
Downside scenario
A downgrade of Peru could trigger a similar action on Credicorp. We could also lower the rating on Credicorp if its liquidity decreases and challenging business conditions significantly weaken dividends received.
Upside scenario
We could upgrade Credicorp if we were to take a similar action on the sovereign while the group’s intrinsic credit fundamentals remain unchanged.

Outlook
Key Metrics

Credicorp Ltd.--Key ratios and forecasts
	--Fiscal year ended Dec. 31 --
(%)	2021a	2022a	2023a	2024f	2025f
Growth in customer loans	7.2	0.7	(2.5)	4.0-6.0	6.0-10.0
Net interest income/average earning assets (NIM)	4.6	5.7	6.6	6.2-6.6	5.7-6.3
Return on average common equity	13.9	16.7	15.8	15.0-16.0	13.0-15.0
New loan loss provisions/average customer loans	0.8	1.2	2.5	2.0-2.3	1.6-2.0
Gross nonperforming assets/customer loans	3.9	4.1	4.3	4.0-4.4	3.8-4.2
Risk-adjusted capital ratio	8.7	9.0	9.7	9.8-10.0	9.6-10.2
All figures are S&P Global Ratings-adjusted. a--Actual. f--Forecast. NIM--Net interest margin.

Anchor: ‘bbb-’ For Financial Institutions Operating In Peru
Our bank criteria use our Banking Industry Country Risk Assessment’s economic risk and industry risk scores to determine a bank’s anchor, the starting point in assigning an issuer credit rating. Our anchor for a financial entity operating in Peru (where Credicorp mostly operates) is ‘bbb-’. (See “Banking Industry Country Risk Assessment: Peru,” Nov. 30, 2023.)

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Credicorp Ltd.
Business Position: Largest Financial Group In Peru
Credicorp’s solid business reflects its leading position in Peru’s financial sector, primarily through its largest subsidiary, Banco de Credito del Peru (BCP; BBB-/Stable/A-3), which owns MiBanco Banco de la Microempresa S.A. (BBB-/Stable/A-3). In addition, the group has presences in the insurance and pension funds industries through Pacifico Seguros and Prima AFP (both not rated). The company also has asset management and wealth management operations in Peru and other countries in the region through Credicorp Capital (not rated), as well as smaller banking operations including ASB Bank Corp. (BB+/Stable/B) and Banco de Credito de Bolivia (not rated).
BCP has made up 75%-80% of Credicorp’s earnings and dividends in recent years, while insurance and pension fund business have made up 10%-20% and banking operations in other jurisdictions and Credicorp Capital the rest. BCP, which has diversified operations across all retail and wholesale segments, is the leading bank in Peru, with a lending market share of about 37% including its microlender subsidiary, MiBanco. These factors confer stability to the bank’s business and dividend flows to Credicorp.
The group’s other businesses also have strong market presences:

•
Pacifico Seguros is the second-largest insurance player in Peru, with a leading position in the health industry (43% of premiums) and the second position in the life (27% of premiums) and property/casualty segments (21% of premiums).

•	Prima AFP is the second-largest player in Peru’s pension industry, with a 30% share in assets under management.
•
Credicorp Capital has a wide presence in the asset management and wealth management segments, with a leading position in Peru’s brokerage and mutual funds market. It offers alternative investments, offshore platforms, and structured products.

•	Among the group’s foreign operations, the main operation is BCP Bolivia, which is the sixth-largest bank in the country.

The group continues to invest in digital initiatives and fintech ventures across the Andean region. These have been embedded into different business units to complement product offerings and support Credicorp’s competitiveness. For example, Yape, a payment platform with 15 million total users (and 11.5 million active users), has been increasing its functionalities and supplementing the group’s banking and insurance products.
Other ongoing digital initiatives in domains such as payments, neobanks, insurtech, and others complement current businesses. We expect investment flows to continue in the coming years, supporting the group’s adaptability and competitive position amid rapid disruptive changes in the financial industry.
Credicorp’s results and dividend flows have recovered to pre-pandemic levels thanks to the increase in net interest margins amid higher interest rates, which has supported higher income from both the loan and investment portfolios. Better insurance underwriting results have also boosted earnings in recent years.
BCP’s funding structure, heavily composed of low-cost transactional deposits, has helped contain funding costs amid the high interest rates. On the other hand, the rising cost of risk--due to increased credit risks amid challenging economic conditions--somewhat limited earnings last year.

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Credicorp Ltd.
Credicorp’s return on average equity dipped to 15.8% in 2023 from 16.7% in 2022. We expect good profitability to continue in 2024, mainly because interest rates should remain relatively high during the year.

Capital And Earnings: Adequate Capitalization To Support Business Strategy

We consider Credicorp’s capitalization metrics commensurate with its business strategy. We expect its risk-adjusted capital ratio (calculated according to our methodology) to be roughly 9.9% in 2024-2025, slightly above the 9.7% at the end of 2023, thanks to its main operating subsidiaries’ improving capacity to build earnings. Good capital buffers would allow the group to weather a potential deterioration of the Peruvian banking industry.
Our base case considers the following:

•	Peru’s GDP growth of about 2.7% in 2024 and 3.0% in 2025.
•	Average monetary policy rate of 5.0% in 2024 and 4.0% in 2025.
•	Annual loan portfolio growth of about 5% in 2024 and 8% in 2025, with focus on small and midsize enterprise and consumer lending.
•	Resilient net interest margins in 2024 but somewhat lower ones in 2025.
•	Cost of risk of about 2%-2.5% of total loans amid lower credit risks.
•	Nonperforming loan ratios above pre-pandemic levels, though declining somewhat amid better macroeconomic prospects.
•	Continued investment in digital initiatives.
•	Dividend distributions from Credicorp to its shareholders of 50%-70% of results but with flexibility to reduce them if needed, as in 2021.

Credicorp has good regulatory capital metrics, with total regulatory capital at 1.3x the minimum requirement.

Risk Position: Diversified Business Mix

Credicorp has good business diversification, conservative growth strategies, and manageable credit risks, in our view. Meanwhile, BCP’s banking operations focus on lending, with no relevant concentrations among economic sectors or customers.
Although dollarization in the Peruvian financial system has fallen in the past decade thanks to the central bank’s measures, it remains high at about 30% of total loans, similar to Credicorp’s 35%. And as in the whole Peruvian banking industry, Credicorp’s asset quality remains strained due to the challenging macroeconomic scenario last year in Peru, stemming from volatile political conditions and adverse climate events that particularly hurt the quality of microcredits, loans to small and midsize enterprises, and consumer credits in the middle- to low-income segments.

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Credicorp Ltd.
Our base-case scenario assumes better domestic economic conditions and bank subsidiaries’ recent improvements to their new loan originations will help keep asset quality manageable in 2024-2025. However, we will monitor latent credit risks that could arise from continued political uncertainty and climate events in Peru.

Funding And Liquidity: Stable Funding Base And Healthy Liquidity

We consider the group’s funding structure and liquidity adequate, in line with our view of BCP’s funding and liquidity. Credicorp’s stable funding ratio has averaged 113% in the past three years, and broad liquid assets to short-term wholesale funding averaged 2.4x (according to S&P Global Ratings’ calculations).
Customer deposits make up roughly 80% of Credicorp’s consolidated funding base, and half are retail deposits, which we deem more stable during times of market distress. The funding base also includes interbank credit lines, market debt, and central bank repurchase agreements.
The NOHC’s substantial liquidity support its creditworthiness. We expect the company will maintain high liquid unencumbered assets to meet its financial obligations on its own. In 2020, Credicorp issued $500 million, which matures June 2025, to enhance the cash cushion for potential contingencies. Its double leverage remains adequate at about 100%.

Support: No Uplift To The Group Credit Profile

Credicorp is 12.2% owned by the Romero family (based on floating shares), and the rest is held by private and institutional investors. Because of this, we base our rating on Credicorp on its own credit quality, excluding parental support.
Despite the relevance of banking operations, our rating on Credicorp doesn’t include potential extraordinary government support. Although BCP would receive support, given its high systemic importance in Peru, we don’t expect such support would be extended to the holding company.

Environmental, Social, And Governance

Environmental, social, and governance (ESG) factors have no material influence on our credit rating analysis of Credicorp, as with industry and domestic peers. Peru is somewhat exposed to natural disasters such as earthquakes, volcanic activity, landslides, and the El Niño climate pattern. However, Credicorp, like other domestic financial entities, has been able to keep credit and operating losses moderate during such conditions.
In addition, the group has low exposure to the agricultural sector, which is vulnerable to these conditions. However, the Peruvian economy depends to some extent on the commodity metals sector, which domestic banks generally don’t directly finance. Still, banks are indirectly exposed to the agricultural and metals sectors through the whole supply chain (suppliers, subcontractors, and employees who are also retail clients).

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Credicorp Ltd.
Key Statistics

Table 1
Credicorp Ltd.--Key figures
	--Year ended Dec. 31--
(Mil. PEN)	2023	2022	2021	2020	2019
Adjusted assets	236,216.8	233,854.2	242,111.9	234,766.9	185,324.4
Customer loans (gross)	144,976.1	148,626.4	147,597.4	137,659.9	115,609.7
Adjusted common equity	27,628.8	25,774.6	21,966.6	17,292.3	19,597.1
Operating revenues	19,732.9	17,288.0	14,285.1	13,335.7	14,487.8
Noninterest expenses	9,262.3	8,620.6	7,740.1	7,127.0	6,666.5
Core earnings	4,959.9	4,745.4	3,671.8	398.1	4,352.3
PEN--PEN-Peruvian nuevo sol.
Table 2
Credicorp Ltd.--Business position
	--Year ended Dec. 31--
(%)	2023	2022	2021	2020	2019
Total revenues from business line (currency in millions)	19,732.9	17,288.0	14,285.1	13,335.7	14,487.8
Commercial & retail banking/total revenues from business line	81.2	81.2	84.4	83.1	85.2
Corporate finance/total revenues from business line	4.7	4.7	6.0	7.4	6.6
Insurance activities/total revenues from business line	5.7	5.7	5.9	8.5	5.8
Asset management/total revenues from business line	8.4	8.4	2.8	2.8	3.1
Investment banking/total revenues from business line	4.7	4.7	6.0	7.4	6.6
Return on average common equity	15.8	16.7	13.9	1.4	17.0
Table 3
Credicorp Ltd.--Capital and earnings
	--Year ended Dec. 31--
(%)	2023	2022	2021	2020	2019
Adjusted common equity/total adjusted capital	100.0	100.0	100.0	100.0	100.0
Net interest income/operating revenues	67.9	66.6	65.5	64.3	62.7
Fee income/operating revenues	19.3	21.1	24.5	21.8	22.3
Market-sensitive income/operating revenues	6.9	6.7	7.9	8.9	9.0
Cost to income ratio	46.9	49.9	54.2	53.4	46.0
Preprovision operating income/average assets	4.4	3.6	2.7	2.9	4.3
Core earnings/average managed assets	2.1	2.0	1.5	0.2	2.4

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Credicorp Ltd.
Table 4
Credicorp Ltd.--Risk position
	--Year ended Dec. 31--
(%)	2023	2022	2021	2020	2019
Growth in customer loans	(2.5)	0.7	7.2	19.1	4.4
Total managed assets/adjusted common equity (x)	8.6	9.2	11.1	13.7	9.6
New loan loss provisions/average customer loans	2.5	1.2	0.8	4.7	1.6
Net charge-offs/average customer loans	2.0	1.5	1.8	0.8	1.4
Gross nonperforming assets/customer loans + other real estate owned	4.3	4.1	3.9	3.5	3.0
Loan loss reserves/gross nonperforming assets	132.6	128.8	148.8	205.3	148.6
Table 5
Credicorp Ltd.--Funding and liquidity
	--Year ended Dec. 31--
(%)	2023	2022	2021	2020	2019
Core deposits/funding base	79.5	78.5	76.0	73.5	77.3
Customer loans (net)/customer deposits	92.5	95.8	92.5	89.7	98.6
Long-term funding ratio	85.3	86.1	89.5	86.5	90.9
Stable funding ratio	113.4	110.8	110.4	115.7	114.3
Short-term wholesale funding/funding base	17.1	15.8	11.8	15.1	10.6
Broad liquid assets/short-term wholesale funding (x)	2.3	2.3	2.6	2.5	3.3
Broad liquid assets/total assets	30.8	28.4	25.2	30.6	27.1
Broad liquid assets/customer deposits	49.8	45.7	41.0	51.1	45.4
Net broad liquid assets/short-term customer deposits	35.3	31.9	31.8	51.9	53.8
Short-term wholesale funding/total wholesale funding	83.5	73.8	49.3	56.8	46.8

Credicorp Ltd.--Rating component scores
Holding company issuer credit rating	BBB-/Stable/--
SACP	bbb
Anchor	bbb-
Business position	Strong
Capital and earnings	Adequate
Risk position	Adequate
Funding	Adequate
Liquidity	Adequate
Comparable ratings analysis	0
Support	0
ALAC support	0
GRE support	0
Group support	0
Sovereign support	0
Additional factors	-1
ALAC--Additional loss-absorbing capacity. GRE--Government-related entity. SACP--Stand-alone credit profile.

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Credicorp Ltd.
Related Criteria
•	General Criteria: Hybrid Capital: Methodology And Assumptions, March 2, 2022
•	Criteria | Financial Institutions | Banks: Banking Industry Country Risk Assessment Methodology And Assumptions, Dec. 9, 2021
•	Criteria | Financial Institutions | General: Financial Institutions Rating Methodology, Dec. 9, 2021
•	General Criteria: Environmental, Social, And Governance Principles In Credit Ratings, Oct. 10, 2021
•	General Criteria: Group Rating Methodology, July 1, 2019
•	Criteria | Financial Institutions | General: Risk-Adjusted Capital Framework Methodology, July 20, 2017
•	General Criteria: Ratings Above The Sovereign--Corporate And Government Ratings: Methodology And Assumptions, Nov. 19, 2013
•	General Criteria: Principles Of Credit Ratings, Feb. 16, 2011

Related Research
•	Six Peruvian Financial Institutions Downgraded Following Same Action On Peru; Outlooks Stable, April 26, 2024

Ratings Detail (As Of July 4, 2024)*
Credicorp Ltd.
Issuer Credit Rating	BBB-/Stable/--
Senior Unsecured	BBB-
Issuer Credit Ratings History
26-Apr-2024	BBB-/Stable/--
15-Oct-2021	BBB/Negative/--
08-Jun-2020	BBB/Stable/--
Sovereign Rating
Bermuda	A+/Stable/A-1
Related Entities
ASB Bank Corp.
Issuer Credit Rating	BB+/Stable/B
Banco de Credito del Peru
Issuer Credit Rating	BBB-/Stable/A-3
Senior Unsecured	BBB-
Subordinated	BB+
Banco de Credito del Peru, Panama Branch
Subordinated	BB+
MiBanco Banco de La Microempresa S.A.
Issuer Credit Rating	BBB-/Stable/A-3
*Unless otherwise noted, all ratings in this report are global scale ratings. S&P Global Ratings’ credit ratings on the global scale are comparable across countries. S&P Global Ratings’ credit ratings on a national scale are relative to obligors or obligations within that specific country. Issue and debt ratings could include debt guaranteed by another entity, and rated debt that an entity guarantees.

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